GLOBAL RESTAURANT MANAGEMENT, LLC

AUDITED CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDING DECEMBER 31, 2020 AND DECEMBER 31, 2019

GLOBAL RESTAURANT MANAGEMENT, LLC

Audited Financial Statements

FOR THE YEARS ENDING DECEMBER 31, 2020 AND DECEMBER 31, 2019

CONTENTS OF REPORT

Lama Najib
Certified Public Accountant in
the United States of America
License 0033681
State of Colorado

PROCYON FINANCIAL LLC

24A Trolley Square #2289

Wilmington, DE 19806

Independent Auditor's Report

To the Members of GLOBAL RESTAURANT MANAGEMENT, LLC,

800 Delaware Ave., Wilmington,

New Castle County 19801

I have audited the accompanying consolidated financial statements of GLOBAL RESTAURANT MANAGEMENT, LLC, which comprise the Consolidated statement of Financial Position as of December 31, 2020 and December 31, 2019, and the related Consolidated Statements of Profit or Loss and Other Comprehensive Income, Changes in Equity and Cash Flows for the years then ended, and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in conformity with U.S. generally accepted accounting principles; this includes the design, implementation and maintenance of internal control relevant to the preparation of financial statements that are free from material misstatement whether due to fraud or error.

Auditor's Responsibility

My responsibility is to express an opinion on these financial statements based on the audit. The audit was conducted in accordance with auditing standards generally accepted in the United States. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement in the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, I express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

Special Matters

During the process of the audit, certain schedules, records, and other documents were unavailable for testing. The Subsidiary 'PJ Western Retail Investments Limited' consolidates its subsidiaries with software that I was not given access to. I relied upon a combination of previous auditor work (an IFRS audit completed by KPMG) in addition to other procedures and documentation I obtained from the Company, which I deemed sufficient to conclude that there are no material modifications required for the financial statements to be in conformity with U.S. GAAP.

Opinion

In my opinion, the consolidated financial statements referred to above, present fairly, in all material respects, the consolidated financial position of GLOBAL RESTAURANT MANAGEMENT, LLC as of December 31, 2020 and December 31, 2019, and the results of its consolidated operations and consolidated cashflows for the years then ended in conformity with U.S. generally accepted accounting principles.


US CPA Colorado
0033681

05/04/2021

GLOBAL RESTAURANT MANAGEMENT, LLC

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

AS OF DECEMBER 31, 2020 AND DECEMBER 31, 2019

('000 USD)		As of December 31, 2020	As of December 31, 2019
Assets			
Current assets:			
Cash and cash equivalents	$	758	697
Prepaid expenses		2,097	2,178
Trade and other receivables		7,946	6,701
Income tax receivables		157	221
Inventories		1,959	2,564
Total current assets		12,917	12,361
Non-current assets:			
Fixed Assets			
Property, plant and equipment		13,376	18,796
Intangibles		3,526	4,066
Total Fixed assets		16,902	22,862
Other non-current assets:			
Right of use assets		48,386	56,385
Investment property		2,172	2,172
Deferred tax assets		2,416	3,007
Other investments		1,943	2,287
Other long-term assets		726	551
Total other non-current assets		55,643	64,402
Total non-current assets		72,545	87,264
Total Assets	$	**85,462**	**99,625**
Liabilities & Members' Equity			
Current liabilities:			
Loans and borrowings		5,904	13,694
Lease liabilities		4,742	5,215
Trade and other payables		12,908	18,714
Income tax payable		136	3
Total current liabilities		23,690	37,626

The accompanying notes are an integral part of these Consolidated Financial Statements.

GLOBAL RESTAURANT MANAGEMENT, LLC

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(Continued)

FOR THE YEARS ENDING DECEMBER 31, 2020 AND DECEMBER 31, 2019

('000 USD)

		As of December 31, 2020	As of December 31, 2019
Non-current Liabilities:			
Loans and borrowings		18,462	14,486
Lease liabilities		45,814	53,051
Deferred tax liabilities		281	443
Total non-current liabilities		64,557	67,980
Total Liabilities:		88,247	105,606
Equity:			
Share capital		1	1
Share premium		8,660	8,660
Additional paid-in Capital		23,231	12,198
Revaluation Reserve		117	499
Accumulated losses		(32,938)	(24,366)
Translation reserve		(430)	86
Shareholders' equity attributable to non-controlling interest		**(1,360)**	**(2,922)**
Shareholders' equity attributable to owners of the parent		**(1,425)**	**(3,059)**
Total Equity		**(2,785)**	**(5,981)**
Total Liabilities & Equity	$	**85,462**	**99,625**

The accompanying notes are an integral part of these Consolidated Financial Statements.

GLOBAL RESTAURANT MANAGEMENT, LLC

CONSOLIDATED STATEMENT OF PROFIT & LOSS AND OTHER COMPREHENSIVE INCOME

FOR THE YEARS ENDING DECEMBER 31, 2020 AND DECEMBER 31, 2019

('000 USD)		2020	2019
Revenues:			
Sales	$	59,063	74,605
Cost of goods sold		(45,184)	(61,793)
Gross Profit		**13,879**	**12,812**
Expenses:			
Selling expenses		(10,326)	(9,566)
Administrative expenses		(6,619)	(7,094)
Total Expenses		**(16,945)**	**(16,660)**
Income (loss) from Operations		**(3,065)**	**(3,848)**
Other Income (Expenses):			
Foreign exchange gain/(loss), net		(3,135)	785
Interest expense		(5,090)	(9,506)
Other Income		2,808	598
Other expenses		(8,998)	(4,191)
Total Other Income (Expenses)		**(14,416)**	**(12,314)**
Loss before income tax		(17,481)	(16,162)
Income tax benefit		(56)	1,727
Loss for the year		(17,537)	(14,435)
Other comprehensive income/(loss)			
Items that will never be reclassified to profit or loss			
Revaluation of property, plant and equipment		-	(225)
Items that are or may be reclassified to profit or loss			
Foreign currency translation differences for foreign operations		458	434
Total other comprehensive income/(loss)		458	209
Total comprehensive loss for the year		**(17,097)**	**(14,226)**
Attributable to:			
Equity holders of the Parent		*(8,740)*	*(6,954)*
Non-controlling Interest		*(8,357)*	*(7,272)*

The accompanying notes are an integral part of these Consolidated Financial Statements.

EBITDA measurements

The Subsidiary's Internal Management reports measure operating profit using EBITDA 'Earnings Before Interest, Taxes, Depreciation and Amortization'. While EBITDA is not a U.S. GAAP measurement, this note has been included to demonstrate the method through which the Subsidiary's Management measures performance across all of its subsidiaries as mandated by the Subsidiary's CEO.

As specific to the Company, EBITDA is the operating profit (loss) of the Subsidiary for a financial year calculated based on the consolidated financial statements before deducting the following:

i. interest expenses (discounting of lease obligations, loans and borrowings);

ii. development expenses (one-time opening costs including small-wares installation fees, training for new stores, rent paid for stores or logistics centers before opening, operating expenses incurred in a new market prior to opening of the first store (market's research expenses), representation costs connected with opening new stores).

iii. depreciation and amortization of fixed and intangible assets.

iv. foreign exchange gains and losses.

v. property tax.

vi. other expenses.

Below is a schedule which demonstrates EBITDA for the years 2019 and 2020 (adjusted for foreign currency differences):

'000 USD	**2019**	**2020**
EBITDA	10,522	7,067

GLOBAL RESTAURANT MANAGEMENT, LLC

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

FOR THE YEARS ENDING DECEMBER 31, 2020 AND DECEMBER 31, 2019

’000 USD	Share Capital	Share Premium	Additional paid-in Capital	Translation reserve	Revaluation reserve	Accumulated losses	Total
Balance at I January 2019	**2**	**17,716**	**24,955**	**(259)**	**1,245**	**(35,414)**	**8,245**
Total comprehensive loss	-	-	-	-	-	-	-
Loss for the year	-	-	-	-	-	(14,435)	(14,435)
Other comprehensive income	-	-	-	-	-	-	-
Revaluation of property plant and equipment	-	-	-	-	(225)	-	(225)
Foreign currency translation differences	-	-	-	434	-	-	- 434
Total other comprehensive income	-	-	-	434	(225)	-	209
Total comprehensive loss for the year	-	-	-	434	(225)	(14,435)	(14,226)
Balance at 31 December 2019	**2**	**17,716**	**24,955**	**175**	**1,020**	**(49,849)**	**(5,981)**
Total comprehensive loss							
Loss for the year	-	-	-	-	-	(17,537)	(17,537)
Other comprehensive income	-	-	-	-	-	-	-
Additional paid-in Capital	-	-	22,570	-	-	-	22,570
Revaluation of property plant and equipment	-	-	-	-	(782)	-	(782)
Foreign currency translation differences	-	-	-	(1,055)	-	-	(1,055)
Total other comprehensive income	-	-	-	(1,055)	(782)	-	(1,837)
Total comprehensive loss for the year	-	-	-	(1,055)	(782)	(17,537)	(19,374)
Balance at 31 December 2020	**2**	**17,716**	**47,525**	**(880)**	**238**	**(67,386)**	**(2,785)**

The accompanying notes are an integral part of these Consolidated Financial Statements.

GLOBAL RESTAURANT MANAGEMENT, LLC

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE YEARS ENDING DECEMBER 31, 2020 AND DECEMBER 31, 2019

('000 USD)		As of December 31, 2020	As of December 31, 2019
Cash flow From Operating Activities:			
Net loss	$	(17,537)	(14,435)
Adjustments to reconcile net income to net cash provided (used) by operating activities:			
Depreciation and amortization		10,220	12,548
Foreign exchange (gain)/loss net		3,594	(785)
Interest expense		5,090	9,506
Other expenses/(income) net		(1,891)	4,451
Income tax benefit		56	(1,727)
Changes in:			
Inventories		221	319
Trade and other receivables, prepayments and rent deposits		(2,666)	(595)
Trade and other payables		(2,737)	3,253
Cash flows from/(used in) operations before income taxes and interest paid		**(5,650)**	**12,535**
Income tax paid		(80)	(461)
Interest paid		(756)	(7,464)
Net cash provided (used) by operating activities		**(6,486)**	**4,610**
Cash flow From Investing Activities:			
Acquisition of property plant and equipment		(504)	(878)
Proceeds from sale of property plant and equipment		404	-
Acquisition of intangible assets		(541)	(713)
Acquisition of associate		-	(1,286)
Loans granted		(120)	-
Net cash provided (used) by investing activities		**(761)**	**(2,877)**
Cash flow from Financing Activities			
Proceeds from borrowings		14,007	23,678
Repayment of borrowings		(5,111)	(21,310)
Payment of lease liabilities		(1,174)	(5,076)
Net cash provided (used) by financing activities		**7,722**	**(2,708)**
Net increase (decrease) in cash and cash equivalents		475	(975)
Cash, beginning of year		**697**	1,701
Effect of movements in exchange rates on cash and cash equivalents		(414)	(29)
Cash, end of year	$	**758**	**697**

The accompanying notes are an integral part of these Consolidated Financial Statements.

About the Company & its Nature of operations

GLOBAL RESTAURANT MANAGEMENT, LLC ('the Company', 'GRM'), is a Delaware LLC formed on the 11th of May 2012. The purpose of the Company is to manage and maintain investors' beneficial ownership interest in PJ Western Retail Investments Limited.

PJ Western Retail Investments Limited ('PJ Western', 'subsidiary') is a Cyprus based private limited liability company incorporated on 25 August 2006 under the Cyprus Companies Law Cap.113 for the purpose of developing franchise pizza business under brand name 'Papa John's' in the Russian Federation and other countries. The Subsidiary acquired all rights under the Master Franchise Agreement with Papa John's International (United States of America) ('rights holder'). The Subsidiary obtained certain rights to develop Papa John's Pizza restaurants in the agreed territory and to procure, qualify, train and assist sub-franchisees to develop and operate Papa John's Pizza restaurants in the territory of Russian Federation, the Republic of Poland, the Republic of Belarus, the Republic of Kazakhstan, and the Kyrgyz Republic. Additionally, the Subsidiary indirectly owns franchise rights to develop and operate Papa John's Pizza restaurants in Germany.

As of 31 December 2020, the Subsidiary's Group operated 197 restaurants (102 own restaurants and 95 franchise restaurants). (As of 31 December 2019, the Subsidiary's Group operated 114 own restaurants and 110 franchise restaurants).

GRM's Ownership in PJ Western

As of December 31, 2020, the Company owned 50.12% of PJ Western's class A units (649 units) and the total investments made by GRM's owners from the Company's inception date up to December 31, 2019 amounted to USD 34,787,673. During 2020, the owners of PJ Western resolved to issue 183 subscription shares to the Company and the amount of consideration was USD 1,789,806 as a settlement of loans (and related interest) owed by PJ Western to the Company. Each share is issued at a premium of USD 9,778. Moreover, the owners of PJ Western resolved to

issue an additional 75 class A units to GRM at a nominal value. The amount of consideration to be paid by GRM is of EUR 128.25 (USD 156).

Basis for presenting consolidated financial statements

Although the Company owns 47.4% of the total shares issued to PJ Western's shareholders, it owns 50.12% of ordinary class A shares issued by PJ Western as of December 31, 2020 and December 31, 2019. Holders of ordinary Class A shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at meetings of PJ Western. Holders of ordinary Class B shares are entitled to receive dividends as declared from time to time and do not have voting rights at meetings of PJ Western.

GRM's Ownership in PJ Germany

As of December 31, 2020, the Company owned 55.13% of PJ Germany (847 class A units and 39,897 class B units), the cost of the investment was USD 110,500. On 24, December 2020, it was decided by PJ Western's owners that GRM exchange the entirety of its ownership in PJ Germany for PJ Western shares (338 class A units at a par value of EUR 1.71 (USD 2.08). Each share will be issued at a premium of USD 9,761.

Changes to PJ Western's authorized shares

During December 2020, the Members of PJ Western resolved to increase the authorized share capital of the Company from EUR 2,340.99 (USD 2,849.68) divided into 1,295 Class A Shares of EUR 1.71 each and 74 Class B shares of EUR 1.71 (USD 2.08) to EUR 5,130 (USD 6,244.75) divided into 2,926 Class A Shares of EUR 1.71 (USD 2.08) each and 74 Class B shares of EUR 1.71 (USD 2.08) by the creation of 1,631 Class A Shares which shall have the rights and limitations included in the Company's Articles of Association.

GLOBAL RESTAURANT MANAGEMENT, LLC
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDING DECEMBER 31, 2020 AND DECEMBER 31, 2019

Risks and Uncertainties

The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include, recession, downturn or otherwise, local competition or changes in consumer taste.

These adverse conditions could affect the Company's financial condition and the results of its operations and financing.

PJ Western (‘the Subsidiary’)’s operations are primarily located in the Russian Federation. Consequently, PJ Western is exposed to the economic and financial markets of the Russian Federation which display the characteristics of an emerging market. The legal tax and regulatory frameworks are in continuous development but are subject to varying interpretations and frequent changes which contribute together with other legal and fiscal impediments to the challenges faced by entities operating in the Russian Federation.

Starting in 2014 the United States of America, the European Union and some other countries have imposed and gradually expanded economic sanctions against a number of Russian individuals and legal entities. The imposition of the sanctions has led to increased economic uncertainty including more volatile equity markets, a depreciation of the Russian rouble, a reduction in both local and foreign direct investment inflows and a significant tightening in the availability of credit. As a result, some Russian entities may experience difficulties accessing the international equity and debt markets and may become increasingly dependent on state support for their operations. The longer-term effects of the imposed and possible additional sanctions are difficult to determine.

The consolidated financial statements reflect management's assessment of the impact of the Russian business environment on the operations and the financial position of PJ Western. The future business environment may differ from management's assessment.

Summary of significant accounting policies:

Basis of accounting

The Company's Consolidated financial statements are presented in accordance with accounting principles generally accepted in the U.S.

Fiscal year

The Company operates on a December 31st year-end.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis and are based on management's experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Basis of measurement

The consolidated financial statements are prepared on the historical cost basis except for certain items of property plant and equipment and investment property and other investments which are stated at fair value. The fair value of buildings is estimated on the basis of the direct capitalization method within the income approach.

Functional and presentation currency

While GRM's functional and presentation currency is the United States Dollar ("USD"), the Consolidated financial statements include the financials of PJ Western (and its subsidiaries) whose operations are mainly concentrated in the Russian Federation. The functional currency of subsidiaries located in the Russian Federation is the Russian Rouble ("RUB"). The functional currency of the subsidiary located in Poland is Polish Zloty ("PLN"), for the subsidiary located in the Republic of Kazakhstan is Tenge ("KZT") and for the subsidiary located in Germany is the Euro ("EUR"). PJ Western presents its consolidated financial statements in RUB. All financial information presented in RUB has been converted to USD and rounded to the nearest thousand, except when otherwise indicated. The results and financial position of PJ Western's subsidiaries whose functional currency is different from PJ Western's presentation currency (RUB) are translated into presentation currency using the following procedures:

- assets and liabilities for each statement of financial position presented are translated at the closing rate at the date of that statement of financial position;
- income and expenses for each statement of comprehensive income presented are translated at exchange rates at the dates of the transactions; and
- all resulting exchange differences are recognized in other comprehensive income.

The consolidated financial statements of PJ Western have been converted to USD at the prevailing exchange rates at end of December 31, 2020 and December 31, 2019 as follows:

	1 USD
Closing exchange rate at:	
December 31, 2020	74.3726 RUB
December 31, 2019	62.0148 RUB
Weighted Average 2020	74.1291 RUB
Weighted Average 2019	61.7658 RUB

Fair Value of Financial Instruments

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. To increase the comparability of fair value measures, the following hierarchy prioritizes the inputs to valuation methodologies used to measure fair value:

Level 1 — Valuations based on quoted prices for identical assets and liabilities in active markets.

Level 2 — Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

Level 3 — Valuations based on unobservable inputs reflecting our own assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Cash and cash equivalents

The Company considers all highly liquid investments with an original maturity date of three months or less when purchased to be cash equivalents. The Company had no cash equivalents as of December 31, 2020 and December 31, 2019.

Right of use assets

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842) which supersedes the requirements set forth in ASC 840, Leases. The Company adopted this standard effective January 1, 2019 utilizing the transition method which permits an entity to recognize a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption with no adjustment made to the comparative periods presented in the consolidated financial statements. Accordingly, the comparative information as of December 31, 2018 has not been adjusted and continues to be reported under the previous lease standard. The new standard requires lessees to report a right of use asset and lease liability on the balance sheet for all leases with a term longer than one year, while maintaining substantially similar classifications for financing and operating leases. Lessor accounting remains substantially unchanged with the exception that no leases entered into after the effective date will be classified as leveraged leases.

Beginning January 1, 2019, for all leases with a term in excess of 12 months, the Company recognized a lease liability equal to the present value of the lease payments and a right-of-use asset representing its right to use the underlying asset for the lease term. Lease expense for lease payments is recognized on a straight-line basis over the lease term.

PJ Western (‘the Subsidiary) leases a number of warehouse premises, pizzeria buildings, office building under production equipment and vehicles. A major part of lease contracts relates to pizzeria buildings. Lease contracts are cancellable. The leases typically run for an initial period of one to three years, with an option to renew the lease after that date. PJ Western determined lease term for the purpose of the standard until 2027. Lease term assessment was based on the following assumptions:

- expensive repairs and inseparable improvements of the leased premises that have a useful life until 2027,

- unique location and relocation penalties associated with the need to generate customer traffic in the new location.

('000 USD)	Land and buildings	Plant and equipment	Vehicles	Total
Cost				
Balance at January 1, 2019	67,378	718	2,490	70,585
Additions	746	-	-	746
Disposals	(5,826)	-	-	(5,826)
Transfer to PPE	-	(618)	(561)	(1,178)
Balance at December 31, 2019	62,297	100	1,929	64,326
Additions	-	-	-	-
Disposals	-	-	-	-
Balance at December 31, 2020	**62,297**	**100**	**-**	**64,326**
Depreciation				
Balance at January 1, 2019	-	(362)	(771)	(1,133)
Additions	(7,517)	(66)	(466)	(8,049)
Disposals	474	-	-	474
Transfer to PPE	-	344	423	767
Balance at December 31, 2019	(7,042)	(84)	(814)	(7,941)
Additions	(7,517)	(16)	(466)	(7,999)
Disposals	-	-	-	-
Balance at December 31, 2020	**(14,559)**	**(100)**	**(1,281)**	**(15,940)**
Carrying Amounts				
At December 31, 2019	**55,255**	**16**	**1,114**	**56,385**
At December 31, 2020	**47,738**	**-**	**648**	**48,386**

Key assumptions for right-of-use assets calculation are the following:

- each lease contract includes one base asset.

- utilities and other variables costs are not used for right-of-use assets calculation.

- lease term for premises lease contracts is 9 years starting from 1 December 2019, for equipment and vehicles lease contracts - 3 years since contracts' start date.
- discounting interest rate for premises lease contracts is 10%, for equipment and vehicles lease contracts - 12%-15%.
- in 2020 and 2019, there were not significant changes in the terms of lease contracts which may cause to them a revaluation or modification.

Property, plant and equipment

Items of property, plant and equipment, except for buildings are measured at cost less accumulated depreciation and any accumulated impairment losses. The cost of certain items of property, plant and equipment at 1 January 2008 was determined by reference to its fair value at that date.

Cost includes expenditures that are directly attributable to the acquisition of the asset. The cost of self-constructed assets includes the cost of materials and direct labor, any other costs directly attributable to bringing the asset to a working condition for their intended use, the costs of dismantling and removing the items and restoring the site on which they are located, and capitalized borrowing costs.

If significant parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items (major components) of property, plant and equipment.

Buildings are stated in the consolidated statements of financial position at their revalued amounts being the fair value at the date of revaluation, less any subsequent accumulated depreciation and subsequent accumulated impairment losses. Revaluations are performed with sufficient regularity such that the carrying amounts do not differ materially from those that would be determined using fair values at the end of each reporting period.

Any revaluation increase arising on the revaluation of such buildings is recognized in other comprehensive income and accumulated in equity, except to the extent that it reverses a revaluation decrease for the same asset previously expensed. A decrease in the carrying amount arising on the revaluation of such land and buildings is recognized in profit or loss to the extent that it exceeds the balance, if any, held in the property's revaluation reserve relating to a previous revaluation of that asset.

Any gain or loss on disposal of an item of property, plant and equipment is determined by comparing the proceeds from disposal with the carrying amount of property, plant and equipment, and is recognized net within other income/other expenses in profit or loss. When revalued assets are sold, any related amount included in the revaluation reserve as revaluation surplus is transferred to retained earnings.

Items of property, plant and equipment are depreciated from the date that they are installed and are ready for use, or in respect of internally constructed assets, from the date that the asset is completed and ready for use. Depreciation is based on the cost of an asset less its estimated residual value. Significant components of individual assets are assessed and if a component has a useful life that is different from the remainder of that asset, that component is depreciated separately.

Depreciation is recognized in profit or loss on a straight-line basis over the estimated useful lives of each part of an item of property, plant and equipment since this most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset. Leased assets are depreciated over the shorter of the lease term and their useful lives unless it is reasonably certain that ownership will be obtained by the end of the lease term. Land is not depreciated.

Depreciation of buildings based on its original cost is recognized in profit and loss while depreciation on the revalued part of buildings' carrying value is transferred from revaluation surplus to retained earnings.

The estimated useful lives of significant items of property, plant and equipment for the current and comparative periods are as follows:

Property, plant and equipment	Useful life
Buildings (including leasehold improvements)	5-30 years
Machinery and equipment	2-15 years
Motor vehicles	4-6 years
Other	2-5 years

Intangible assets

Intangible assets that are acquired by the Subsidiary, which have finite useful lives, are measured at cost less accumulated amortization and accumulated impairment losses. Intangible assets primarily include expenses related to Master Franchise Agreement (MFA), capitalized computer software, patents and licenses, costs of creation of promotional videos and other intangible assets.

MFA

MFA is an agreement signed by the Subsidiary and Papa John's International Inc. (United States of America) ("rights holder"). According to MFA the Subsidiary is provided with rights including special recipes and menu items, distinctive design, decor color scheme and furnishing, software and program standards, specifications and procedures for operations, procedures for quality control, training assistance and promotional programs.

Other intangible assets

Acquired computer software, licenses and patents are capitalized based on the cost incurred to acquire and bring them to use.

Amortization

Amortization is based on the cost of the asset less its estimated residual value.

Amortization is recognized in profit or loss on a straight-line basis over the estimated useful lives of intangible assets from the date that they are available for use since this most closely reflects the expected pattern of consumption of future economic benefits embodied in the asset. The estimated useful lives for the current and comparative periods are as follows:

Intangible assets	Useful life
MFA	10 years
Software, licenses, patents	1-10 years
Promotional videos	1-3 years
Other	1-3 years

Loans and borrowings

During 2019 and 2020, PJ Western raised convertible loans denominated in USD from key investors including the parent Company, GRM. Under the terms of these loans, each loan may be converted into new shares at the sole discretion of the lender at any time following the maturity date in the event the loans are not paid in full on or before the maturity date, or any time in case of the occurrence of event of default.

Under the terms, PJ Western pays interest on the principal amount of the Loan outstanding from time to time from the Utilization Date of such Loan. Such interest accrues daily at a rate of thirty per cent (30%) per annum (calculated based on the actual number of days elapsed on the basis of a 365-day year) until the date of repayment or prepayment.

As of December 31, 2020, the full loan and interest amount ($ 1,789,806) owed to the Parent company were converted into equity at a premium of EUR 8,032.76 ($ 9,770.84).

The loans mentioned above were granted by investors for the purpose of covering PJW's operating expenses.

Additionally, GRM assigned these loans to various sellers who are related parties and under the terms of the agreements with the 'Sellers-Assignors', GRM is assigned all rights and obligations in relation to the 2019 and 2020 debt.

As of the end of December 2020, both principal and interest due on these loans were converted to equity.

Revenue Recognition

The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred, or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured.

Expense Recognition

The Company recognizes and records expenses for services, supplies and other products as they are incurred.

Income taxes

GRM is subject to tax filing requirements as a partnership in the federal jurisdiction of the United States. The Company sustained net operating losses during fiscal years 2019 and 2020.

The Company is subject to franchise tax filing requirements in the State of Delaware.

Contingencies

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its members.

Subsequent events

GRM has been issued an additional 596 class A shares during January 2021 increasing its ownership interest in PJ Western. This issuance is in connection with the convertible notes provided by GRM to PJW (refer to loans and borrowings).

There are no additional events that have occurred such that adjustments to the amounts presented in the notes to the financial statements are warranted.